UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 8, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  STMicroelectronics N.V.’s First Quarter 2012:

•           Operating and Financial Review and Prospects;
•           Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 31, 2012; and
•           Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow and Statements of Equity for the three months ended March 31, 2012 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2011 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 5, 2012 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•
Critical Accounting Policies using Significant Estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 31, 2012 designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the next quarter.

•	Other Developments in 2012.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 31, 2012, as well as segment information.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our Unaudited Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions.  The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims and recognition and measurement of loss contingencies;

•
valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities;

•	annual and trigger-based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	restructuring charges; and

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets, valuation allowances and provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates.  To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected.  With respect to our Wireless Segment, our accounting relies on estimates based on the recently released business plan of ST-Ericsson and its successful execution, as submitted and reviewed by ST-Ericsson’s CEO to ST-Ericsson’s Board of Directors, which includes an equal number of executives from each partner.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate ST-Ericsson SA and related affiliates (“JVS”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operations of the Wireless business, primarily sales and marketing.  The other joint venture is focused on fundamental R&D activities.  Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met:  (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured.  Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their inventory of our products to compensate them for declines in market prices.  We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price.  We record the accrued amounts as a deduction of revenue at the time of the sale.  The ultimate decision to authorize a distributor refund remains fully within our control.  The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end.  If market conditions differ from our assumptions, this could have an impact on future periods.  In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons.  Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price.  In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship.  Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing.  We provide for such returns when they are considered probable and can be reasonably estimated.  We record the accrued amounts as a reduction of revenue.

Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale.  This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law.  Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products.  We carry limited insurance against immaterial, non-consequential damages in the event of a product recall.  We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments.  We base our estimates on historical collection trends and record a provision accordingly.  Furthermore, we are required to evaluate our customers’ financial condition periodically and record a provision for any specific account that we consider doubtful.  In the first quarter of 2012, we did not record any new material specific provision related to bankrupt customers.  If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments.  In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables qualifying as separate units of accounting based on vendor-specific objective evidence, third party evidence or our best estimates of selling prices of the separable deliverables.

Business combinations and goodwill.  The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At March 31, 2012, the value of goodwill amounted to $1,064 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available.  This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess.  In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of the most updated five-year business plan.  Significant management judgments and estimates are used in forecasting the future discounted cash flows.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

The table below presents the results of our most recent impairment tests:

Date of most recent impairment test	Reporting Unit	% estimated fair value exceeds carrying value
Q3 2011	HED(1)	275
Q3 2011	MMS	399
Q1 2012	Wireless	99

(1) In 2012, our HED product line was integrated into our DCG product line, which is part of our Digital Segment.

Our reporting unit “Wireless” includes ST-Ericsson JVS, which is consolidated in our accounts. We monitor, and will continue to monitor, the carrying value of its assets since our Wireless segment registered the lowest ratio of estimated fair value exceeding carrying value in the above table, and experienced a material decline in revenues and operating results in the last several quarters.  We performed an impairment test during the first quarter of 2012 in association with the release of ST-Ericsson’s recently announced new strategic plan.  The new strategic plan includes the transfer of the development of the application processor platform from ST-Ericsson to us and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.  The impairment test performed in the first quarter of 2012, based on the successful execution of this plan, resulted in the fair value of the Wireless business exceeding the carrying value by 99% as determined by the lower of market comparables or discounted cash flows.  The latest five year plan for the Wireless segment is based on our best estimate about future developments as well as market assumptions.  Furthermore, our Wireless business is currently in a shift from legacy to new products.  Though its path to success is challenging, ST-Ericsson is continuing to focus on securing the successful execution and delivery of its new products to customers while lowering its breakeven point.  In the event of the unsuccessful execution of this plan or in case of a material worsening of business prospects, the value of ST-Ericsson for us could decrease to a value significantly lower than the current carrying amount of ST-Ericsson in our books and we may be required to take an impairment charge, which could be material.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying our carrying amount.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life.  We evaluate each period whether there is reason to suspect that intangible assets held for use might not be recoverable.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  An impairment loss is recognized for the excess of the carrying amount over the fair value.  Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets.  Our evaluations are based on financial plans, including the plan we recently received from ST-Ericsson, updated with the latest available projections of growth in the semiconductor market and our sales expectations.  They are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

On the basis of the estimates and assumptions set forth in the new strategic plan provided by ST-Ericsson, we did not record any intangible assets impairment charge in the first quarter of 2012. The factors used in assessing fair values for such assets are based on the joint venture’s strategic plan developed by the new ST-Ericsson management, which is approved by its board of directors. We will continue to monitor the carrying value of our assets. If market conditions deteriorate or our Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues, this could result in future non-cash impairment charges against earnings. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying our carrying amount.

At March 31, 2012, the value of intangible assets subject to amortization amounted to $608 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.  We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life is estimated to be ten years.  This estimate is based on our experience using the equipment over time.  Depreciation expense is a major element of our manufacturing cost structure.  We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each period whether there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified.  Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated.  Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business.  These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications.  If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory.  Inventory is stated at the lower of cost or market value.  Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance.  In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity.  These costs are not included in the valuation of inventory but are charged directly to cost of sales.  Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.  As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality.  Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans.  To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities.  We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of the restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken.  This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations.  As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis.  If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded.  The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition.  In the first quarter of 2012, the net amount of restructuring charges and other related closure costs amounted to $10 million before taxes.  On April 23, 2012, ST-Ericsson announced a new phase of its restructuring plan.  The total restructuring costs of the new plan together with the remaining part of the on-going plans are currently estimated to range from approximately $130 million to $150 million, and a significant portion thereof could be recorded in our second quarter 2012 accounts upon finalization of the plan.

Share-based compensation.  We measure our share-based compensation expense based on the fair value of the award on the grant date.  This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting.  Our share-based compensation plans may award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances.  In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving certain industry performances compared to our financial results, award forfeitures and employees’ service period.  Our assumption related to industry performances is generally taken with a lag of one quarter in line with the availability of the information.

Earnings (loss) on Equity-method Investments.  We are required to record our proportionate share of the results of the entities that we account for under the equity-method.  This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results.  The main equity-method investments as of March 31, 2012 are represented by ST-Ericsson JVD and 3Sun.  In the first quarter of 2012, we recognized a loss of approximately $4 million related to the ST-Ericsson JVD, net of amortization of basis differences, and a $3 million loss related to 3Sun.  In case of triggering events, we are required to determine whether our investment is temporarily or other-than-temporarily impaired.  If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment.  We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets.  We classify our financial assets in the following categories: held-for-trading and available-for-sale.  Such classification depends on the purpose for which the investments are acquired and held.  We determine the classification of our financial assets at initial recognition.  Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as held-for-trading nor as available-for-sale.

Held-for-trading and available-for-sale-financial assets are valued at fair value.  The fair value of quoted debt and equity securities is based on current market prices.  If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates.  For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market.  In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs.

Income taxes.  We are required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements.  Furthermore, we are required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could trigger potential tax claims by them.  In such an event, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our provisions.

We are also required to assess the likelihood of recovery of our deferred tax assets originated by our net operating loss carry-forwards.  The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies.  If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes.

As of March 31, 2012, we had current deferred tax assets of $170 million and non-current deferred tax assets of $371 million, net of valuation allowances.  Our deferred tax assets have increased in the past few years.  In particular, a significant portion of the increase in the deferred tax assets was recorded in relation to net operating losses incurred in the ST-Ericsson joint-venture.  These net operating losses may not be realizable before their expiration in seven years, unless ST-Ericsson is capable of identifying favorable tax strategies.  In connection with the continuing losses of ST-Ericsson, in the first quarter of 2012, we performed an assessment of the future recoverability of the deferred tax assets resulting from past net operating losses.  On the basis of ST-Ericsson’s tax planning strategies and its most updated business plans, a valuation allowance of $14 million with respect to the ST-Ericsson deferred tax assets was recorded in the first quarter 2012.  As this allowance does not relate to our investment in ST-Ericsson, noncontrolling interest increases by the same amount of $14 million, with no impact to our net income attributable to us.  The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases and additional tax planning strategies; however, negative developments in the new product roll-out or in the ongoing evaluation of the tax planning strategies could require adjustments to our evaluation of the deferred tax asset valuation.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in a decrease in our total assets and, consequently, in our equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties.  Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets.  In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete.  See Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us.  We currently estimate that the possible losses for known claims are in the range of $10 million to $45 million.  From time to time we face cases where loss contingencies cannot readily be reasonably estimated.  In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.  We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights.  We are also involved in certain legal proceedings concerning such issues.  See “Legal Proceedings”.

As of March 31, 2012, based on our assessment, we recorded an immaterial provision in our financial statements relating to third-party claims, and in particular third party claims that relate to patent rights, since we had not identified any significant risk of probable loss that could arise out of such asserted claims or ongoing legal proceedings.  There can be no assurance, however, that all such claims will be resolved in our favor.  If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  As of March 31, 2012, the majority of these claims were assessed as remote.  In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.  On April 5, 2012, an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”), ordered us to pay approximately $59 million to NXP Semiconductors B.V. (“NXP”) concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture.  For further details, see “Legal Proceedings” and our note 22 to our Consolidated Financial Statements.

Pension and Post-Retirement Benefits.  Our results of operations and our consolidated balance sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations.  At March 31, 2012, our pension and post-retirement benefit obligations net of plan assets amounted to $425 million based on the assumption that our employees will work with us until they reach the age of retirement.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates.  These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for our plans is December 31.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first quarter of 2012 ended on March 31, 2012.  The second quarter and third quarter of 2012 will end on June 30 and September 29, respectively.  The fourth quarter of 2012 will end on December 31, 2012.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

In the first quarter of 2012, the semiconductor industry continued to be negatively impacted by the difficult conditions in the global economy.  Based on the most recently published estimates by WSTS, semiconductor industry revenues decreased in the first quarter of 2012 on a year-over-year basis by approximately 8% for the TAM and by approximately 9% for the SAM to reach approximately $70 billion and $40 billion, respectively.  Sequentially, in the first quarter of 2012, the TAM and the SAM both decreased approximately by 2%.

With reference to our revenues performance, we registered a decrease on both a year-over-year and sequential basis.  Our first quarter 2012 revenues amounted to $2,017 million, a 20.4% decrease on a year-over-year basis and an 8.0% decrease sequentially, in line with our guidance.  While the year-over-year revenues decrease was driven by all of our product segments, the sequential decline was driven by all of our product segments but APG and AMM.  Compared to the served market, our performance was below the SAM both on a year-over-year and sequential basis.

Our effective average exchange rate for the first quarter of 2012 was $1.33 for €1.00 compared to $1.33 for €1.00 for the first quarter of 2011 and $1.36 for €1.00 in the fourth quarter of 2011.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our first quarter 2012 gross margin declined to 29.6% of revenues, or 32.2% excluding a one time 260 basis point impact due to the charge on our cost of sales following the arbitration award, which ordered us to pay approximately $59 million to NXP.  Additionally, the first quarter 2012 gross margin was negatively impacted by an unsaturation charge of $71 million, driven by inventory reduction plans, and a deterioration of our manufacturing performances due to a low level of loading.  Our gross margin of 32.2% (excluding the unexpected arbitration award charge) was within our mid-point guidance of 33.0% plus or minus 150 basis points, however slightly below the mid-point due to a less favorable than expected product mix.  On a year-over-year comparison, our first quarter 2012 gross margin deteriorated 950 basis points; the main factors contributing to the year-over-year deterioration were: (i) the significant drop in revenues and the decline in selling prices, (ii) the significant amounts of unused capacity charges due to the underloading of our fabs, which accounted for approximately 350 basis points, and (iii) the unexpected arbitration award, which accounted for approximately 260 basis points.  On a sequential basis our gross margin decreased by 380 basis points, penalized by the arbitration award and the deterioration in manufacturing performances.

In summary, the low level of revenues, the unsaturation charges, the unexpected arbitration award charge and the increased level of operating losses of our Wireless segment, were the major factors contributing to penalize our operating results in the first quarter of 2012, which resulted in significant operating losses.  Our operating losses reached $352 million compared to an income of $118 million in the first quarter of 2011 and a loss of $132 million in the fourth quarter of 2011.

Our wholly owned businesses, which exclude the Wireless segment, in the first quarter of 2012 posted a sequential decrease of 3%, better than historical seasonality, benefiting from growth in the Automotive and AMM segments.  Our Wireless segment losses weighed heavily on our quarterly results.  However, ST-Ericsson has announced its new strategic direction and renewed business model with a key objective to significantly reduce its operating losses throughout 2012 as it moves towards leadership and improved financial returns.

In total, first quarter 2012 activity levels across our product portfolio tracked closely to our expectations, with net revenues near the mid-point of our business outlook.  Similarly, gross margin evolution was consistent with our continued focus on inventory management and in the first quarter 2012, gross margin absorbed approximately 600 basis points of unsaturation charges and a one-time unexpected charge resulting from an arbitration award.  The effort on inventory reduction and prudent capital management led to a quarter on quarter increase in free cash flow and a further improvement in our financial position which stood at $1.27 billion, as adjusted, excluding the $489 million loan provided by our partner to fund ST-Ericsson SA.

Business Outlook

While there are still macro-economic uncertainties, we believe billings have bottomed in the first quarter.  Bookings have improved across the board during the course of the first quarter.

Based on current visibility, we expect broad-based growth in all product segments during the second quarter leading to revenue growth.  Looking further ahead, we also anticipate broad-based revenue growth with a strong acceleration in MEMS and Analog in the second half of 2012, thanks to our new and innovative products and our expanding customer base.

We expect second quarter 2012 revenues to grow sequentially in the range of about 7.5%, plus or minus 3 percentage points.  As a result, gross margin in the second quarter is expected to be about 34.4%, plus or minus 1.5 percentage points, and assumes an improvement from the first quarter amount from fab loading and manufacturing performance.

This Outlook is based on an assumed effective currency exchange rate of approximately $1.33 = €1.00 for the 2012 second quarter and includes the impact of existing hedging contracts.  The second quarter will close on June 30, 2012.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.  “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in 2012

On January 27, 2012, we announced that we were reorganizing our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share.  The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;

•	Boosting demand creation through an enhanced focus on the geographical coverage; and

•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a very similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:

1.	Europe, Middle East and Africa Region led by Paul Grimme;

2.	Americas Region led by Bob Krysiak;

3.	Greater China-South Asia Region led by François Guibert; and

4.	Japan-Korea Region led by Marco Cassis.

•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:

1.	Europe Major Accounts led by Paul Grimme; and

2.	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage.

In particular, in addition to the above major accounts, about forty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography.  The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

On February 20, 2012, we announced that Carlo Ferro, Chief Financial Officer, has accepted to focus on the turnaround of ST-Ericsson as chief operating officer of the company.  Mario Arlati, ST’s chief accounting officer and head of corporate external reporting, has been appointed Chief Financial Officer while Carlo Ferro is assigned to ST-Ericsson.  Corporate External Communications and Investor Relations, led by Claudia Levo and Tait Sorensen, respectively, now report to Philippe Lambinet, head of the Strategy Office and newly created Digital Sector.  With the increased responsibilities of Philippe Lambinet, we announced that we were re-organizing the Digital Sector as follows: the newly-formed Digital Convergence Group (DCG), encompassing all CMOS-based products, both ASIC and Application Processor Platforms and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).  Effective January 1, 2012, the Products Groups are divided as follows:

•	The Automotive Product Group, led by the newly appointed Corporate Vice President Marco Monti;

•
The Digital Sector, led by Philippe Lambinet which consists of two Product Groups: the Digital Convergence Group, led by Gian Luca Bertino and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group, led by Eric Aussedat; and

•
The Industrial & Multisegment Sector, led by Carmelo Papa which consists of three Product Groups: Industrial & Power Discretes, led by Carmelo Papa, Microcontrollers, Memories & Secure MCUs, led by Claude Dardanne and Analog, MEMS & Sensors, led by Benedetto Vigna.

Giuseppe Notarnicola will maintain his role as head of Corporate Treasury and Otto Kosgalwies will lead Corporate Infrastructures and Services, both directly reporting to Carlo Bozotti.

On February 23, 2012, certain holders redeemed 190,131 of our 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million.  As of March 31, 2012, there were 5,291 bonds remaining outstanding.  On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which will be redeemed on May 10, 2012.

On April 5, 2012, an arbitration tribunal set up according to the rules of the International Chamber of Commerce, ordered us to pay approximately $59 million to NXP concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture. The tribunal chose not to address certain issues raised by us that will be part of a second arbitration between the same ICC tribunal scheduled for June 2012, with a final decision coming within twelve months. Though the award has been recognized in these first quarter results, we intend to vigorously pursue our claims in the second arbitration aiming to convince the tribunal to reverse the economic effect of its first arbitration award.

On April 23, 2012, ST-Ericsson announced its new strategic plan, which includes the transfer of the development of the application processor platform from ST-Ericsson to us and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

As of January 1, 2012, we changed the segment organization structure.  The current organization is as follows:

•	Automotive Segment (APG);

•	Digital Segment, consisting of two product lines:

-	Digital Convergence Group (DCG); and

-	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:

-	Analog, MEMS & Sensors (AMS);

-	Industrial & Power Conversion (IPC); and

-	Microcontrollers, Memories & Secure MCUs (MMS).

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

-	Entry Solutions and Connectivity (ESC);

-	Smartphone and Tablet Solutions (STS);

-	Modems (MOD); and

-	Other Wireless, in which we report other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, we restated our results from prior periods for illustrative comparisons of our performance by product segment due to the former Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) now being split into three segments (“APG”, “Digital” and “AMM”).  The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.  We believe that the restated 2011 presentation is consistent with that of 2012 and we use these comparatives when managing our company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities.  These decisions are not made by product segments, but on the basis of the semiconductor business area.  All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment.  For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses.  Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Net revenues by product segment:

Automotive (“APG”)	$391	$433
Digital	336	488
Analog, MEMS and Microcontrollers (“AMM”)	758	886
Power Discrete Products (“PDP”)	233	333
Wireless	290	384
Others(1)	9	11
Total consolidated net revenues	$2,017	$2,535
____________

(1)
In the first quarter of 2012, “Others” includes revenues from the sales of Subsystems ($3 million), sales of materials and other products not allocated to product segments ($4 million) and miscellaneous ($2 million).

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Net revenues by product line:

Automotive (“APG”)	$391	$433
Digital Convergence Group (“DCG”)	208	316
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	128	172
Digital	336	488
Analog, MEMS & Sensors (“AMS”)	301	347
Industrial & Power Conversion (“IPC”)	182	220
Microcontrollers, Memories & Secure MCUs (“MMS”)	275	319
Analog, MEMS and Microcontrollers (“AMM”)	758	886
Power Discrete Products (“PDP”)	233	333
Entry Solutions and Connectivity (“ESC”)	26	190
Smartphone and Tablet Solutions (“STS”)	245	171
Modems (“MOD”)	19	23
Wireless	290	384
Others	9	11
Total consolidated net revenues	$2,017	$2,535
____________

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Operating income (loss) by product segment:

Automotive (“APG”)	$37	$60
Digital	(38)	45
Analog, MEMS and Microcontrollers (“AMM”)	99	177
Power Discrete Products (“PDP”)	(6)	50
Wireless (1)	(293)	(180)
Others(2)	(151)	(34)
Total consolidated operating income (loss)	$(352)	$118
____________

(1)
The majority of Wireless’ activities are run through ST-Ericsson JVS.  In addition, Wireless includes other items affecting operating results related to the Wireless business.  The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $159 million for the quarter ended March 31, 2012.

(2)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs, the NXP arbitration award and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(As percentage of net revenues)
Operating income (loss) by product segment:

Automotive (“APG”) (1)	9.4%	13.9%
Digital (1)	(11.2)	9.1
Analog, MEMS and Microcontrollers (“AMM”) (1)	13.1	20.0
Power Discrete Products (“PDP”) (1)	(2.6)	15.1
Wireless (1)	(101.0)	(46.7)
Others	-	-
Total consolidated operating income (loss)(2)	(17.5)%	4.7%
____________

(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Reconciliation to consolidated operating income (loss):

Total operating income (loss) of product segments	$(201)	$152
Unused capacity charges	(71)	(2)
Impairment, restructuring charges and other related closure costs	(18)	(24)
Phase-out and start-up costs	-	(7)
Strategic and other research and development programs	(2)	(4)
NXP arbitration award	(54)	-
Other non-allocated provisions(1)	(6)	3
Total operating loss Others	(151)	(34)
Total consolidated operating income (loss)	$(352)	$118
____________

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market segment

The table below sets forth information on our net revenues by location of shipment:

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Net Revenues by Location of Shipment:(1)

EMEA	$513	$625
Americas	303	333
Greater China-South Asia	830	1,130
Japan-Korea	371	447
Total	$2,017	$2,535
____________

(1)
Net revenues by location of shipment are classified by location of customer invoiced.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

The tables below show our net revenues by location of shipment and market segment application in percentage of net revenues:

	(unaudited) Three Months Ended
	March 31, 2012	April 2, 2011
	(As percentage of net revenues)
Net Revenues by Location of Shipment(1):

EMEA	25.4%	24.6%
Americas	15.0	13.1
Greater China-South Asia	41.2	44.7
Japan-Korea	18.4	17.6
Total	100%	100%
____________

(1)
Net revenues by location of shipment are classified by location of customer invoiced.  For example, products ordered by U.S. based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

Net Revenues by Market Segment/Channel(1):

Automotive	20%	17%
Computer	14	14
Consumer	11	11
Telecom	24	26
Industrial and Other	10	8
Distribution	21	24
Total	100%	100%
____________

(1)
The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.  Net revenues by market segment/channel are classified according to the status of the final customer.  For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)
	March 31, 2012		April 2, 2011
	$ million	% of net revenues	$ million	% of net revenues
Net sales	2,010	99.7%	2,523	99.5%
Other revenues	7	0.3	12	0.5
Net revenues	2,017	100.0	2,535	100.0
Cost of sales	(1,421)	(70.4)	(1,544)	(60.9)
Gross profit	596	29.6	991	39.1
Selling, general and administrative	(310)	(15.4)	(312)	(12.3)
Research and development	(633)	(31.4)	(562)	(22.1)
Other income and expenses, net	13	0.6	25	1.0
Impairment, restructuring charges and other related closure costs	(18)	(0.9)	(24)	(1.0)
Operating income (loss)	(352)	(17.5)	118	4.7
Other-than-temporary impairment charge on financial assets	-	-	(5)	(0.2)
Interest expense, net	(13)	(0.6)	(15)	(0.6)
Loss on equity-method investments	(7)	(0.3)	(6)	(0.3)
Gain on financial instruments, net	3	0.1	22	0.9
Income (loss) before income taxes and noncontrolling interest	(369)	(18.3)	114	4.5
Income tax benefit (expense)	34	1.7	(31)	(1.2)
Net income (loss)	(335)	(16.6)	83	3.3
Net loss (income) attributable to noncontrolling interest	159	7.9	87	3.4
Net income (loss) attributable to parent company	(176)	(8.7)%	170	6.7%

First Quarter 2012 vs. First Quarter 2011 and Fourth Quarter 2011

Net revenues

	Three Months Ended			% Variation
	March 31, 2012	Dec 31, 2011	April 2, 2011	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,010	$2,170	$2,523	(7.4)%	(20.3)%
Other revenues	7	21	12	(67.1)	(39.1)
Net revenues	$2,017	$2,191	$2,535	(8.0)%	(20.4)%

Year-over-year comparison

Our first quarter 2012 net revenues decreased in all product segments and in all regions, reflecting a more difficult industry environment, which negatively impacted the demand for our products.  As a result, our revenues declined 20.4%, which originated from an approximate 16% decrease in volume and a 4% reduction in average selling prices with a pure pricing effect down by 7% partially offset by a more favorable product mix.

By product segment, our revenues were down by approximately 10% in APG, 31% in Digital, 14% in AMM and 30% in PDP.  Wireless sales registered a decline of approximately 24%, reflecting its portfolio transition and a drop in sales at one of ST-Ericsson’s largest customers.

By market segment/channel, our revenues registered a similar downward trend, with a major decline in Distribution, which was down approximately 31%.

By location of shipment, all regions were negatively impacted in terms of revenues by the difficult market conditions.

In the first quarter of 2012, no customer exceeded 10% of our total net revenues, while in the first quarter of 2011, the Nokia group represented about 11% of our net revenues.

Sequential comparison

On a sequential basis our revenues decreased by 8.0%, in line with our targeted range of 4% to 10% sequential decrease.  This sequential decrease of 8.0% resulted from an approximate 7% decrease in average selling prices, mainly due to a less favorable than expected product mix, and an approximate 1% decrease in units sold.

By product segment, APG and AMM benefited from an improved demand and both increased their revenues sequentially by approximately 2%. Digital revenues were down by approximately 13% and PDP by approximately 8%, while Wireless registered a more significant drop of approximately 29%.

By market segment/channel, Automotive and Computer improved their revenues, while the other market segments registered a decline.

By region, revenues were down except EMEA, which was supported by a solid performance in Automotive.

Gross profit

	Three Months Ended			% Variation
	March 31, 2012	Dec 31, 2011	April 2, 2011	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,421)	$(1,459)	$(1,544)	2.6%	8.0%
Gross profit	596	732	991	(18.6)	(39.8)
Gross margin (as percentage of net revenues)	29.6%	33.4%	39.1%	-	-

In the first quarter, gross margin was 29.6%, decreasing on a year-over-year basis by approximately 950 basis points, due to a strong decline in the volume of revenues, the negative impact of selling prices, higher unused capacity charges, which accounted for approximately 350 basis points, and the unexpected arbitration award to be paid to NXP, which accounted for approximately 260 basis points.

On a sequential basis, gross margin in the first quarter decreased by 380 basis points, mainly due to the unexpected arbitration award to be paid to NXP, a deterioration of manufacturing performance due to the low level of loading and a less favorable product mix.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	March 31, 2012	Dec 31, 2011	April 2, 2011	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(310)	$(280)	$(312)	(10.7)%	0.6%
As percentage of net revenues	(15.4)%	(12.8)%	(12.3)%	-	-

The amount of our selling, general and administrative expenses was basically flat on a year-over-year basis, while on a sequential basis, SG&A expenses increased, due to seasonal factors and reduced activity in the prior quarter.

As a percentage of revenues, our selling, general and administrative expenses amounted to 15.4% increasing both in comparison to 12.3% in the prior year’s first quarter and 12.8% in the prior quarter.

Research and development expenses

	Three Months Ended			% Variation
	March 31, 2012	Dec 31, 2011	April 2, 2011	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(633)	$(614)	$(562)	(3.0)%	(12.7)%
As percentage of net revenues	(31.4)%	(28.0)%	(22.1)%	-	-

The first quarter 2012 R&D expenses increased year-over-year, mainly because the first quarter 2011 benefited from a $60 million billing of R&D services by ST-Ericsson to a third party.  On a sequential basis, R&D expenses increased, due to seasonal factors.

The first quarter 2012 R&D expenses were net of research tax credits, which amounted to $37 million, basically equivalent to prior periods.

As a percentage of revenues, the first quarter 2012 ratio increased to 31.4%, mainly due to the drop in revenues.

Other income and expenses, net

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Research and development funding	$18	$46	$34
Phase-out and start-up costs	-	-	(7)
Exchange gain (loss) net	(1)	2	3
Patent costs	(6)	(7)	(4)
Gain on sale of non-current assets	1	-	-
Other, net	1	(2)	(1)
Other income and expenses, net	13	39	$25
As percentage of net revenues	0.6%	1.8%	1.0%

Other income and expenses, net, mainly included, as income, items such as R&D funding and a gain on sale of non-current assets and, as expenses, patent costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities.  In the first quarter of 2012, the balance of these factors resulted in an income, net of $13 million, decreasing compared to previous periods mainly due to the lower level of funding.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(18)	$(9)	$(24)

In the first quarter of 2012, we recorded $18 million of impairment, restructuring charges and other related closure costs, mainly due to the following:

•
$9 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, of which $8 million was recorded as an impairment on the Carrollton building and facilities; and

•	$9 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits.

In the fourth quarter of 2011, we recorded $9 million of impairment, restructuring charges and other related closure costs in relation to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits.

In the first quarter of 2011, we recorded $24 million of impairment, restructuring charges and other related closure costs, of which: (i) $19 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other relevant closure charges, mainly associated with Carrollton and Phoenix fabs; (ii) $4 million related to the workforce reductions plans announced in April and December 2009 by ST-Ericsson, primarily consisting of lease contract termination costs, pursuant to the closure of certain locations; and (iii) $1 million related to other restructuring initiatives.

Operating income (loss)

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Operating income (loss)	$(352)	$(132)	$118
In percentage of net revenues	(17.5)%	(6.0)%	4.7%

The first quarter 2012 registered an operating loss of $352 million compared to an operating income of $118 million in the year-ago quarter and an operating loss of $132 million in the prior quarter.  Compared to the year-ago period, the deterioration in our operating results was mainly due to the negative impact of revenues, both in terms of a volume decrease and average selling price impact.  Additionally, the first quarter 2012 operating results were negatively impacted by some one-time charges, including unused capacity charges of approximately $71 million and a net impact of the arbitration award of $54 million.  Furthermore, the first quarter of 2011 benefited from a $60 million billing of R&D services to a third party.

All of our product segments reported a decline in their profitability levels compared to the year-ago period mainly due to lower revenues; however, APG and AMM were able to keep a solid profitability level in spite of the very difficult market environment.  APG registered an operating income of $37 million or about 9% of revenues, down from the year-ago income of $60 million or approximately 14% of revenues. AMM registered an operating income of $99 million or 13% of revenues down from $177 million or 20% of revenues.  Digital registered an operating loss of $38 million or negative 11% of revenues in the current quarter compared to an operating income of $45 million or approximately 9% of the last year first quarter revenues.  PDP registered an operating loss of $6 million or negative 3% of revenues versus $50 million operating income, equivalent to about 15% of the prior year first quarter revenues.  Due to a strong decline in revenues, the Wireless segment registered a significant deterioration in its operating result, registering a loss of $293 million, compared to a loss of $180 million in the prior year first quarter; since substantially all of this loss was generated by ST-Ericsson JVS, 50% was attributed to Ericsson as noncontrolling interest below operating income (loss).  The segment “Others” increased its losses to $151 million, from $34 million in the year-ago period, mainly due to higher unused capacity charges and the NXP arbitration award.

Other-than-temporary impairment charge on financial assets

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Other-than-temporary impairment charge on financial assets	$-	$-	$(5)

In the first quarter of 2012, we did not record any other-than-temporary impairment charge (OTTI). In the first quarter of 2011, an OTTI charge of $5 million was recorded as an adjustment of the fair value of certain marketable securities.

Interest expense, net

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Interest expense, net	$(13)	$(5)	$(15)

We recorded a net interest expense of $13 million, which remained at the same level on a year-over-year basis. The first quarter of 2012 registered a significant expense increase with the previous quarter, mainly due to the sale, with no recourse, of certain R&D tax credits in ST-Ericsson (see “Liquidity and Capital Resources”).

Loss on equity-method investments

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Loss on equity-method investments	$(7)	$(6)	$(6)

In the first quarter of 2012, we recorded a charge of $7 million, of which $4 million related to our proportionate share in ST-Ericsson JVD as a loss pick-up including amortization of basis difference and $3 million related to 3Sun.  The loss of ST-Ericsson JVD equity was the most important item in the comparable periods.

Gain on financial instruments, net

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Gain on financial instruments, net	$3	$3	$22

The $3 million gain on financial assets in the first quarter of 2012 was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities.  The fourth quarter 2011 $3 million gain on financial instruments was related to an additional unsolicited repurchase of part of our 2016 Convertible Bonds with an accreted value of $201 million, inclusive of the swap, for a cash consideration of $198 million.  In the prior year first quarter the $22 million gain on financial assets was mainly associated with the gain of $20 million related to the sale of the remaining shares of our equity participation in Micron received upon the Numonyx disposal.

Income tax benefit (expense)

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Income tax benefit (expense)	$34	$(70)	$(31)

During the first quarter of 2012, we registered an income tax benefit of $34 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to the first quarter consolidated result before taxes.  This income tax benefit resulted from the combination of (i) income tax expense estimated at a rate of about 20% on the ST entities income and (ii) an income tax benefit computed with a much lower tax rate applicable to the losses of the ST-Ericsson entities.  Furthermore, in the first quarter 2012, income tax includes a $14 million charge for a valuation allowance related to part of ST-Ericsson’s accumulated net operating losses.  Income tax also included the impact of certain discrete items.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$159	$199	$87

In the first quarter of 2012, we recorded $159 million, representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS.  In the fourth quarter of 2011, the corresponding amount was $199 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net income (loss) attributable to parent company

	Three Months Ended
	March 31, 2012	December 31, 2011	April 2, 2011
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$(176)	$(11)	$170
As percentage of net revenues	(8.7)%	(0.5)%	6.7%

For the first quarter of 2012, we reported a net loss of $176 million, a significant decline compared to the year-ago quarter due to the aforementioned factors.

Earnings (loss) per share for the first quarter of 2012 was $(0.20) compared to $(0.01) in the fourth quarter of 2011 and $0.19 per diluted share in the year-ago quarter.

In the first quarter of 2012, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, was estimated to be approximately $(0.06) per share, while in the fourth quarter of 2011, it was estimated to be basically nil.  In the year-ago quarter, the impact of impairment, restructuring charges and other related closure costs, other-than-temporary impairment charge and other one-time items was estimated to be approximately $(0.01) per share.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents.  Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works.  In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete.  See “Item 3.  Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.  We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated.  As of March 31, 2012, provisions for estimated probable losses with respect to legal proceedings were not considered material.  In addition, the amount we estimated for possible losses was between $10 million and $45 million.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment.  There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities.  Legal costs associated with claims are expensed as incurred.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

We announced that, on April 5, 2012, we had been ordered to pay approximately $59 million to NXP Semiconductors Netherlands B.V. (“NXP”), following an award from an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”), which, as of March 31, 2012, was booked as current liability.  The award concerns a dispute between us and NXP and relates to a claim brought by NXP against us for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture from October 1, 2008 until December 31, 2009.

We are also involved in a second arbitration against NXP where we are a claimant before the same ICC Tribunal for compensation relating to the detriment caused by NXP’s failure to timely disclose certain information as well as for inventory which we consider has not effectively been contributed by NXP to the joint venture in accordance with contractual requirements. A hearing for this second arbitration is scheduled in June 2012 with a final decision expected during the following twelve months.

We are a party to legal proceedings with Tessera, Inc.

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties.  During the ITC proceedings, the District Court action was stayed.  On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired.  The patents asserted by Tessera which related to ball grid array packaging technology expired in September 2010.  The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

The District Court proceedings have recently been revived in California and a trial has been tentatively scheduled for April 2014.  Pursuant to these proceedings, Tessera may continue to seek an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired.

We are a party to legal proceedings with Rambus Inc.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus.  The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same.  The complaint further seeks a cease and desist order directing us and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents.  On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint.  We filed our response to the complaint on February 1, 2011.  A trial was held before the ITC from October 11, 2011 until October 20, 2011.  On March 2, 2012, the ITC issued an Initial Determination ruling that we, along with our other co-defendants, did not violate the five patents asserted by Rambus.  The ITC’s Final Determination is expected on or before July 5, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against us in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents.  On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings.  The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents.  No trial date has yet been set.  We intend to vigorously defend our rights and position in these matters.

Following a request made in March 2011, we have been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing us to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against us, should we decide to enter into such a license.

We are a party to legal proceedings with Caltech.

On May 1, 2012, the California Institute of Technology (“Caltech”) filed a complaint with the ITC against us and certain of our customers seeking the opening by the ITC of an investigation into the importation into the U.S. of certain CMOS image sensor products which allegedly infringe three Caltech patents.  These proceedings follow a lawsuit filed in Federal Court (Los Angeles and Orange County) by Caltech against us claiming infringement of various patents, including the three patents now put forward by Caltech before the ITC by our image sensor products.  We intend to vigorously defend our rights and position in these matters.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and litigation proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend.  The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible.  The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us.  From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement.  The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs.  Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement.  If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.  In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property.  We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition.  We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a material liability, singly or in the aggregate.

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), one of our Supervisory Board members is a member of the Supervisory Board of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International.  One of our executive officers is a member of the Board of Directors of Soitec and Adecco.  Adecco, as well as Oracle’s new subsidiary PeopleSoft, supply certain services to our Company.  We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics.  Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s length basis in line with market practices and conditions.

In the first quarters ended March 31, 2012 and April 2, 2011, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management performs similar policymaking functions.  These include, but are not limited to:  Adecco, Areva, BESI, France Telecom, Equant, Orange, Flextronics, Oracle and Technicolor.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling, general and administrative expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our consolidated statements of income for the three months ended March 31, 2012 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.33 for €1.00 for the first quarter of 2012 and $1.33 for €1.00 in the first quarter of 2011 while it was $1.36 for €1.00 for the fourth quarter of 2011.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In 2010, we extended the time horizon of our cash flow hedging through collar contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances.  As of March 31, 2012, the outstanding hedged amounts were €766 million to cover manufacturing costs and €488 million to cover operating expenses, at an average exchange rate of about $1.3632 and $1.3684 to €1.00, respectively (considering the options and the collars at strike and including the premiums paid to purchase foreign exchange options), maturing over the period from April 3, 2012 to April 4, 2013.  As of March 31, 2012, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $5 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred loss of approximately $67 million before tax at December 31, 2011.

With respect to the portion of our R&D expenses incurred in ST-Ericsson Sweden, as of March 31, 2012, the outstanding hedged amounts were Swedish krona 908 million at an average exchange rate of about SEK 6.7532 to $1.00, maturing over the period from April 5, 2012 to March 7, 2013.  As of March 31, 2012, these outstanding hedging contracts represented a deferred gain of approximately $3 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred loss of approximately $4 million before tax at December 31, 2011.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next quarters and a declining percentage of our exposure in each quarter thereafter.  In the first quarter of 2012, as a result of Euro U.S. dollar and U.S. dollar Swedish krona cash flow hedging, we recorded a net loss of $19 million, consisting of a loss of about $9 million to R&D expenses, a loss of about $9 million to costs of goods sold and a loss of $1 million to selling, general and administrative expenses, while in the first quarter of 2011, we recorded a net gain of $25 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of the consolidated foreign exchange exposure resulted in a net loss of $1 million recorded in “Other income and expenses, net” in our first quarter of 2012 Statement of Income.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of equity.  At March 31, 2012, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expense is mainly associated with long- and short-term debt, which mainly consists of 2013 floating rate Senior Bonds, which is fixed quarterly at a rate of Euribor plus 40bps, and European Investment Bank Floating Rate Loans at Libor plus variable spreads.  Our 2016 Convertible Bond was almost fully repaid to the bondholders in the first quarter of 2012.

At March 31, 2012, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.57%.  In the same period, the average interest rate on our outstanding debt was 1.65%, including the external portion of the short-term debt of ST-Ericsson.

During the first quarter of 2012, our interest expense registered an increase mainly originated by the charges paid by ST-Ericsson on the factoring of its research tax credit (see “Liquidity and Capital Resources”).

Impact of Changes in Equity Prices

The impact of changes in equity prices was applicable in previous years to us mainly in relation to our participation in Micron, following the Numonyx divestiture.  As consideration for the divestiture of our share in Numonyx in May 2010, we received 66.88 million Micron shares and we owed $78 million to one of our partners.  In the fourth quarter of 2010 we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts.  We received proceeds of $319 million (net of the $78 million payment to one of our partners) and realized a $13 million loss in the fourth quarter 2010.  The remaining 20.1 million shares were sold in January 2011, together with the unwinding of their hedging contracts, for the total proceeds of $195 million, realizing a gain of $20 million, recorded as a gain on financial instruments in the first quarter 2011.

As of March 31, 2012, we did not hold any significant participations, which could be subject to a material impact in changes in equity prices.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A3/A-” or better.  Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P’s”) or Fitch Ratings (“Fitch”).  Marginal amounts are held in other currencies.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first quarter of 2012, the evolution of our cash flow produced an increase in our cash and cash equivalents of $147 million, generated by net cash from operating activities and from investing activities, which exceeded the net cash used in financing activities.

The evolution of our cash flow for the comparable periods is set forth below:

	Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Net cash from operating activities	$250	$350
Net cash from (used in) investing activities	113	(206)
Net cash used in financing activities	(225)	(116)
Effect of change in exchange rates	9	8
Net cash increase	$147	$36

Net cash from operating activities.  The net cash from operating activities in the first quarter of 2012 was $250 million, decreasing compared to the prior year period mainly due to the overall deterioration of our financial results (see “Results of Operations” for more information).  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities.  The deterioration in net cash from operating activities in the first quarter 2012 was due to the net income adjusted for non-cash items and the change in assets and liabilities, as follows:

•
Net income (loss) adjusted for non-cash items significantly decreased to $121 million of cash used in the first quarter of 2012 compared to $336 million of cash generated in the prior year period, mainly due to the deteriorated operating results;

•
Changes in assets and liabilities generated cash for a total amount of $371 million in the first quarter 2012, compared to $14 million in the prior year period.  The first quarter 2012 changes were represented by a positive trend in all the components of assets and liabilities, which also included a favorable net cash impact of $33 million, deriving from the sales, with no recourse, of trade and other receivables, done by ST-Ericsson, compared to $50 million in the first quarter 2011.  In the first quarter 2011, the changes were mainly represented by a positive trend in other assets and liabilities and trade payables, balanced by an unfavorable change in inventories, associated to the increase of their levels.

Net cash from (used in) investing activities.  Investing activities generated $113 million of cash in the first quarter of 2012, mainly due to the net cash from proceeds of the sale of our marketable securities, partially balanced by payments for tangible assets.  Payments for the purchase of tangible assets totaled $125 million, a significant decrease compared to $466 million registered in the prior year period.  Investing activity in the first quarter of 2011 used net cash of $206 million, after having benefited from $195 million cash proceeds from the divestiture of Micron shares.

Net cash used in financing activities.  Net cash used in financing activities was $225 million in the first quarter of 2012 with an increase compared to the $116 million used in the first quarter of 2011 mainly due to the cash used for repayment of our 2016 Convertible Bonds upon the exercise by the bondholders of their put options.  Moreover, the first quarter 2012 amount included $20 million as a repayment of long-term debt at maturity and $88 million as dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (minus) (ii) net cash from (used in) investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities and restricted cash, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus (minus) payment for purchase of tangible and intangible assets and net proceeds from sales of stock received on investment divestitures.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities.

Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and restricted cash, the net cash used in financing activities and the effect of change in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flow:

	Three Months Ended
	March 31, 2012	April 2, 2011
	(In millions)
Net cash from operating activities	$250	$350
Net cash from (used in) investing activities	113	(206)
Payment for purchase and proceeds from sale of marketable securities and restricted cash, net(1)	(265)	(93)
Payment for purchase of tangible and intangible assets and net proceeds from sales of stock received on investment divestitures (2)	(152)	(299)
Free Cash Flow (non U.S. GAAP measure)	$98	$51
_____________

(1) Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to temporary financial investments of our liquidity: Payment for purchase of marketable securities, Proceeds from sale of marketable securities and Restricted cash.
(2) Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities: Net payment for purchase of tangible assets, Investment in intangible and financial assets net of proceeds from sale and Net proceeds from sale of stock received on investment divestiture.

We generated Free Cash Flow of $98 million in the first quarter of 2012, compared to $51 million in the first quarter of 2011, which benefited from the $195 million cash proceeds from the sale of Micron shares.  The improvement in our first quarter 2012 Free Cash Flow was generated by the significantly lower amount of tangible asset payments, which amounted to $125 million comparable to $466 million in the equivalent year-ago period.  Furthermore, the improvement was also supported by inventories management, which recorded $46 million as cash generation in the first quarter 2012, which compares to $135 million cash used in the prior year period.

Net financial position (non U.S. GAAP measure).

Our net financial position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.  Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness, which includes the 50% of ST-Ericsson indebtedness.  Moreover, we also present the ST financial position, which does not include the ST-Ericsson indebtedness towards our partner in the joint venture JVS.  Our net financial position has been determined as follows from our Consolidated Balance Sheets:

	As at
	March 31, 2012	December 31, 2011	April 2, 2011
	(In millions)
Cash and cash equivalents	$2,059	$1,912	$1,928
Marketable securities, current	154	413	719
Restricted cash	7	8	92
Short-term deposits	-	-	71
Marketable securities, non-current	-	-	77
Total financial resources	2,220	2,333	2,887
Bank overdrafts and short-term debt	(1,076)	(740)	(717)
Long-term debt	(366)	(826)	(1,032)
Total financial debt	(1,442)	(1,566)	(1,749)
Net financial position	$778	$767	$1,138
ST-Ericsson net debt to Ericsson	$489	$400	$117
ST financial position	$1,267	$1,167	$1,255

Our net financial position (ST financial position) as of March 31, 2012 resulted in a net cash position of $1,267 million, meaning a $100 million increase compared to the net cash of $1,167 million at December 31, 2011.  Total financial resources declined mainly following the repayment of $213 million of our 2016 Convertible Bonds in cash, while at the same time, there was an almost equivalent reduction of total financial debt.

Cash and cash equivalents amounted to $2,059 million as at March 31, 2012, as a result of our cash flow evolution as presented above.

Restricted cash of $7 million is cash in an escrow account out of which $4 million is related to the disposal of the Numonyx investment and $3 million is related to the sale of our Phoenix plant.

Marketable securities, current was composed of $154 million invested in senior debt securities (out of which $127 million at a floating rate and $27 million at a fixed rate) issued by primary financial institutions with an average rating of A2/A- from Moody’s and S&P’s.  The Floating Rate Notes are classified as available-for-sale and reported at fair value.  See Note 11 to our Unaudited Interim Consolidated Financial Statements.

Marketable securities, non-current included in prior periods Auction Rate Securities purchased by Credit Suisse, which were fully recovered through a cash settlement with Credit Suisse in 2011.

Financial debt was $1,442 million as at March 31, 2012, composed of (i) $489 million short-term borrowings, (ii) $587 million of current portion of long-term debt and (iii) $366 million long-term debt.  The breakdown of our total financial debt included: (i) $6 million of our 2016 Convertible Bonds, (ii) $467 million of our 2013 Senior Bonds, which during the first quarter 2012 was reclassified to current portion of long-term debt from long-term debt since its maturity is within twelve months, scheduled in March 2013, (iii) $447 million in European Investment Bank loans (the “EIB Loans”), (iv) $24 million in loans from other funding programs, (v) $9 million of capital leases, and (vi) $489 million of short-term borrowings related to ST-Ericsson owed by the joint venture to our partner, Ericsson.  The EIB Loans represent two committed credit facilities as part of R&D funding programs.  The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $166 million had been paid back as at March 31, 2012.  The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $108 million had been paid back as of March 31, 2012.  Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $492 million.  At March 31, 2012, the amounts available under the short-term lines of credit were unutilized.  In 2010, we signed with the European Investment Bank a €350 million multi-currency loan to support our industrial and R&D programs, which is currently undrawn.

In 2010, we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson SA, extended to $800 million in 2011.  In January 2012, we and Ericsson extended the committed facility to fund ST-Ericsson SA to the level of $1.1 billion.  During the second quarter, it is expected that the committed facility will be increased up to $1.4 billion.  As of March 31, 2012, $978 million ($489 million for each parent) was utilized.  Withdrawals on the facility are subject to approval by the parent companies at ST-Ericsson’s Board of Directors.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.  Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016.  The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares.  In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares).  On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%.  In the third and fourth quarters of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million, corresponding to 10,899,080 shares.  On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million.  As of March 31, 2012, there were 5,291 bonds remaining outstanding.  On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which will be redeemed on May 10, 2012.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”).  The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity.  The notes have a put for early repayment in case of a change of control.  The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV.  We repurchased a portion of our 2013 Senior Bonds:  (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in 2011.

As of March 31, 2012 we had the following credit ratings on our 2013 Senior Bonds and 2016 Convertible Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

On April 30, 2012, Moody’s affirmed our Baa1 rating and changed the outlook to negative from stable.

We are also rated “BBB+” from Fitch on an unsolicited basis.  On February 2, 2012, Fitch changed the outlook on the ratings to negative from stable.

On February 6, 2009 S&P’s lowered our senior debt rating from “A-” to “BBB+”.

As of March 31, 2012, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2012	2013	2014	2015	2016	Thereafter
	(In millions)
Long-term debt (including current portion)	$953	$99	$579	$109	$87	$77	$2

Financial Outlook

The increase in demand that we have broadly faced across all end markets in 2010 required the acceleration of our 2011 capex spending in order to adapt our supply capability to this increasing level of demand.  In the second part of 2011, the semiconductor market experienced a demand reduction and inventory correction, which have driven a slowdown of our capital spending in line with our policy of modulating the capital spending according to the semiconductor market evolution.  Based on current visibility on demand, we anticipate our capex to remain at a low level in the first half 2012 and to be adjusted based on demand thereafter.  The total year is expected to be aligned with our overall target of capital expenditures below 10% of revenues in a cycle.  The most significant of our 2012 capital expenditure projects are expected to be: (a) for the front-end facilities:  (i) in our 300-mm fab in Crolles, technology evolution to introduce the capability for 20-nm processes, and mix evolution to support the production ramp up of the most advanced technologies, reaching a capacity of 3,700 wafers per week by the end of the year; (ii) the first step of the conversion program to 200-mm of our 150-mm fab in Ang-Mo-Kio (Singapore); (iii) selective programs of mix evolution in our 200-mm fabs; and (iv) quality, safety, security and maintenance in both 150-mm and 200-mm front-end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on strategic package families, mainly in the area of MEMS to sustain market demand; (ii) further consolidation of our presence in China (Longgang and Shenzhen), in Muar (Malaysia) and in Calamba (Philippines); (iii) modernization of package lines targeting cost-saving benefits (copper bonding vs. gold bonding and increase in lead frame density); and (iv) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions.  We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D and to continue to support ST-Ericsson towards its newly announced strategic plan.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2012, holders were able to put for the redemption of our outstanding 2016 Convertible Bonds, which occurred for 190,131 bonds, for an amount of $208 million, realizing a gain of $2 million.  The residual amount outstanding after the exercise was $11 million; in addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million. On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which will be redeemed on May 10, 2012.

Furthermore, there may be a need to provide additional financing by the parent companies of the ST-Ericsson joint venture.

We are expecting to participate in a 3Sun share capital increase under certain conditions together with our partners for an amount of €30 million (for each partner) to be completed in line with activity expansion.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates.  We may use some of our available cash to repurchase a portion of our outstanding debt securities, including the remaining 2016 Convertible Bonds and 2013 Senior Bonds, should market conditions permit.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 31, 2012.

Backlog and Customers

During the first quarter of 2012, our bookings plus frames orders increased compared to the third and fourth quarters 2011, reflecting an improved demand after the weak market conditions registered in the second half of 2011.  As a result of the solid demand, we entered the second quarter 2012 with a backlog higher than the level we had when entering the first quarter 2012.  Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first quarter of 2012, no customer accounted for more than 10% of our revenues, while the Nokia Group of companies, accounted for approximately 11% of our revenues in the first quarter of 2011.  There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

As in prior periods, our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of December 2010, reports directly to the Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

In connection with our Disclosure Controls evaluation, we have received a certification from ST-Ericsson’s management with respect to their internal controls at ST-Ericsson and their affiliates, which are consolidated in our financial statements but which act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls (including those at ST-Ericsson) were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements.  It can provide only reasonable assurance regarding financial statement preparation and presentation.  Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to the inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview— Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
the possible impact of an impairment charge on the carrying value of the ST-Ericsson investment in our books of approximately $1.7 billion, as well as the impact of possible restructuring charges on our consolidated results resulting from the execution of ST-Ericsson's new strategic direction plan and its related savings announced on April 23, 2012;

•
the possibility that part of certain grants and funding received from state agencies could be claimed back by them under certain circumstances, which could result in a negative impact on our consolidated accounts;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced demand or visibility on orders to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competitiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, estimated income or the outcome of tax audits, changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
current economic uncertainties involving the possibility during 2012 of limited growth or recession in global or important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 31,	April 02,
In million of U.S. dollars except per share amounts	2012	2011

Net sales	2,010	2,523
Other revenues	7	12
Net revenues	2,017	2,535
Cost of sales	(1,421)	(1,544)
Gross profit	596	991
Selling, general and administrative	(310)	(312)
Research and development	(633)	(562)
Other income and expenses, net	13	25
Impairment, restructuring charges and other related closure costs	(18)	(24)
Operating income (loss)	(352)	118
Other-than-temporary impairment charge on financial assets	-	(5)
Interest expense, net	(13)	(15)
Loss on equity-method investments	(7)	(6)
Gain on financial instruments, net	3	22
Income (loss) before income taxes and noncontrolling interest	(369)	114
Income tax benefit (expense)	34	(31)
Net income (loss)	(335)	83
Net loss (income) attributable to noncontrolling interest	159	87
Net income (loss) attributable to parent company	(176)	170

Earnings (loss) per share (Basic) attributable to parent company stockholders	(0.20)	0.19
Earnings (loss) per share (Diluted) attributable to parent company stockholders	(0.20)	0.19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	March 31,	April 02,
In million of U.S. dollars except per share amounts	2012	2011

Net income (loss)	(335)	83
Other comprehensive income, net of tax :
Currency translation adjustments arising during the period	110	202
Foreign currency translation adjustments	110	202
Unrealized gain arising during the period	4	8
Less : reclassification adjustment for losses included in net income (loss)	-	12
Unrealized gains on securities	4	20
Unrealized gains arising during the period	45	61
Less : reclassification adjustment for (income) losses included in net income (loss)	16	(32)
Unrealized gains on derivatives	61	29
Prior service cost arising during the period	-	-
Net loss arising during the period	2	2
Less : amortization of prior service cost included in net periodic pension cost	-	-
Defined benefit pension plans	2	2
Other comprehensive income, net of tax	177	253
Comprehensive income (loss)	(158)	336
Less : comprehensive loss attributable to noncontrolling interest	(149)	(77)
Comprehensive income (loss) attributable to the company’s stockholders	(9)	413

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	March 31,	December 31,
In million of U.S. dollars	2012	2011
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	2,059	1,912
Restricted cash	3	3
Marketable securities	154	413
Trade accounts receivable, net	971	1,046
Inventories, net	1,508	1,531
Deferred tax assets	170	141
Assets held for sale	22	28
Other current assets	589	506
Total current assets	5,476	5,580
Goodwill	1,064	1,059
Other intangible assets, net	608	645
Property, plant and equipment, net	3,826	3,920
Non-current deferred tax assets	371	332
Restricted cash	4	5
Long-term investments	116	121
Other non-current assets	420	432
	6,409	6,514
Total assets	11,885	12,094

Liabilities and equity
Current liabilities:
Bank overdrafts	-	7
Short-term debt	1,076	733
Trade accounts payable	781	656
Other payables and accrued liabilities	987	976
Dividends payable to stockholders	-	88
Deferred tax liabilities	15	14
Accrued income tax	94	95
Total current liabilities	2,953	2,569

Long-term debt	366	826
Post-retirement benefit obligations	425	409
Long-term deferred tax liabilities	22	21
Other long-term liabilities	275	273
	1,088	1,529
Total liabilities	4,041	4,098

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 885,000,042 shares outstanding)	1,156	1,156
Capital surplus	2,550	2,544
Retained earnings	3,328	3,504
Accumulated other comprehensive income	837	670
Treasury stock	(271)	(271)
Total parent company stockholders’ equity	7,600	7,603
Noncontrolling interest	244	393
Total equity	7,844	7,996

Total liabilities and equity	11,885	12,094

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 31,	April 02,
In million of U.S. dollars	2012	2011

Cash flows from operating activities:
Net income (loss)	(335)	83
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	288	317
Other-than-temporary impairment charge on financial assets	-	5
Gain on financial instruments, net	(3)	(21)
Non-cash stock-based compensation	6	8
Other non-cash items	(19)	(31)
Deferred income tax	(68)	(24)
Loss on equity-method investments	7	6
Impairment, restructuring charges and other related closure costs, net of cash payments	3	(7)
Changes in assets and liabilities:
Trade receivables, net	74	(7)
Inventories, net	46	(135)
Trade payables	157	43
Other assets and liabilities, net	94	113
Net cash from operating activities	250	350

Cash flows from investing activities:
Net payment for purchase of tangible assets	(125)	(466)
Payment for purchase of marketable securities	-	(154)
Proceeds from sale of marketable securities	265	339
Restricted cash	-	(92)
Investment in intangible and financial assets net of proceeds from sale	(27)	(28)
Net proceeds from sale of stock received on investment divestiture	-	195
Net cash from (used in) investing activities	113	(206)

Cash flows from financing activities:
Proceeds from long-term debt	14	-
Proceeds from short term borrowings	89	50
Repurchase of issued debt	(213)	(74)
Repayment of short-term borrowings	-	(8)
Repayment of long-term debt	(20)	(20)
Decrease in short-term facilities	(6)	-
Dividends paid to stockholders	(88)	(62)
Other financing activities	(1)	(2)
Net cash used in financing activities	(225)	(116)
Effect of changes in exchange rates	9	8
Net cash increase	147	36
Cash and cash equivalents at beginning of the period	1,912	1,892
Cash and cash equivalents at end of the period	2,059	1,928

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2010 (Audited)	1,156	2,515	(304)	3,241	979	910	8,497
Stock-based compensation expense		29	33	(33)			29
Business combination						9	9
Comprehensive income (loss):
Net income (loss)				650		(495)	155
Unrealized gains on securities, net of tax					(32)		(32)
Unrealized gains on derivatives, net of tax					(116)	(10)	(126)
Other components of other comprehensive income, net of tax					(161)	(16)	(177)
Other comprehensive loss, net of tax					(309)	(26)	(335)
Comprehensive loss							(180)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(354)			(354)
Balance as of December 31, 2011 (Audited)	1,156	2,544	(271)	3,504	670	393	7,996
Stock-based compensation expense		6					6
Comprehensive income (loss):
Net loss				(176)		(159)	(335)
Unrealized gains on securities, net of tax					4		4
Unrealized gains on derivatives, net of tax					54	7	61
Other components of other comprehensive income, net of tax					109	3	112
Other comprehensive income, net of tax					167	10	177
Comprehensive loss							(158)
Balance as of March 31, 2012 (Unaudited)	1,156	2,550	(271)	3,328	837	244	7,844

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 31, 2012, its second quarter will end on June 30 and its third quarter will end on September 29. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2011. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2012.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•
valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	restructuring charges, and

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets, valuation allowances and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2012

In May 2011, the FASB issued and amended the guidance on fair value measurement and disclosure requirements in US GAAP. The main changes to current practice are presented hereafter. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets. It also prohibits the application of a blockage factor to all fair value measurements. Moreover, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The new guidance also required the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the amendment as of January 1, 2012, which did not have any significant impact on fair value measurements as applied by the Company, and expanded the additional disclosures described above in Note 24.

In June 2011, the FASB issued new guidance for the presentation of comprehensive income. The new guidance eliminates the current option to report Other Comprehensive Income (“OCI”) and its components in the statement of equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements of net income and comprehensive income. Each component of net income and each component of OCI, together with totals for comprehensive income and its two parts, would need to be displayed under either alternative. The statement(s) would need to be presented with equal prominence as the other primary financial statements. The Company adopted the new guidance as of January 1, 2012 and elected to present items of net income and other comprehensive income in two separate, but consecutive, statements.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. The revised guidance is intended to simplify the goodwill impairment test by providing an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The qualitative assessment consists of determining whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity concludes pursuant to this qualitative test that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. The revised guidance was adopted as of January 1, 2012 and the amended guidance is not expected to have any material effect on the Company’s goodwill impairment testing to be performed in the third quarter of each year.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new guidance when effective and is currently evaluating the impact the amended guidance will have on its disclosures.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. The Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of license and process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2010	2011	2012	2013
Licenses and process documentation	29	56	7	7
Training and support services	28	14	7	3

Total Revenues under Multiple Deliverable Arrangements	57	70	14	10

Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, and termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Research and development funding	18	34
Phase-out and start-up costs	-	(7)
Exchange gain (loss), net	(1)	3
Patent costs	(6)	(4)
Gain on sale of non-current assets	1	-
Other, net	1	(1)

Total Other income and expenses, net	13	25

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 23.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily include reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2012 are summarized as follows:

	Three months ended on March 31, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(8)	-	(1)	(9)
ST-Ericsson restructuring plan	-	(1)	-	(1)
ST-Ericsson cost savings plan	-	(8)	(1)	(9)
Other restructuring initiatives	-	1	-	1
Total impairment, restructuring charges and other related closure costs	(8)	(8)	(2)	(18)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2011 are summarized as follows:

	Three months ended on March 31, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(2)	(5)	(12)	(19)
ST-Ericsson restructuring plan	-	(1)	(3)	(4)
Other restructuring initiatives	-	-	(1)	(1)
Total impairment, restructuring charges and other related closure costs	(2)	(6)	(16)	(24)

Impairment charges

The Company recorded in the first quarter of 2012 impairment charges amounting to $8 million on the Carrollton building and facilities classified as “Assets Held for Sale” in the consolidated balance sheet.

The Company recorded in the first quarter of 2011 impairment charges amounting to $2 million primarily related to long-lived assets with no alternative future use.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 31, 2012 are summarized as follows in millions of U.S. dollars:

	ST-Ericsson cost savings plan	ST-Ericsson restructuring plan	Manufacturing restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2011	19	17	4	13	53
Charges incurred in 2012	9	1	1	-	11
Adjustments for unused provisions	-	-	-	(1)	(1)
Amounts paid	(9)	(4)	(1)	(1)	(15)
Provision as at March 31, 2012	19	14	4	11	48

●	ST-Ericsson cost savings plan:

Pursuant to its commitment to a restructuring plan announced in June 2011 aimed at achieving savings, the Company recorded in the first quarter of 2012 $9 million restructuring charges. These restructuring charges primarily related to employee termination benefits.

●	ST-Ericsson restructuring plan:

The Company recorded in the first quarter of 2012 restructuring charges totaling $1 million, pursuant to the ST-Ericsson restructuring plan announced and expanded in 2009, which was substantially completed during the first half of 2011.

●	Manufacturing restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its manufacturing competitiveness, the Company recorded in the first quarter of 2012 restructuring charges amounting to $1 million. These restructuring charges primarily related to closure costs in relation with Carrollton fab.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 million to $300 million, resulted in a total charge of $312 million as of March 31, 2012. This plan was mainly completed in 2011.

The ST-Ericsson restructuring plan, which was expected to result in pre-tax charges in the range of $135 million to $155 million, resulted in a total charge of $171 million as of March 31, 2012. This plan was mainly completed in 2011.

The ST-Ericsson cost savings plan is expected to result in a total pre-tax charge of $70 million to $75 million, of which $35 million have been incurred as of March 31, 2012. This plan is expected to be substantially completed in 2012.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

9.	Interest Expense, Net

Interest expense, net consisted of the following:

	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Income	4	4
Expense	(17)	(19)

Total interest expense, net	(13)	(15)

Interest expense mainly included charges related to the sale of trade and other receivables.

10.	Earnings (Loss) per share

Basic net earnings (loss) per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	Three months ended
In millions of U.S. dollars, except share and per share amounts	March 31, 2012	April 2, 2011

Basic income (loss) per share:

Net income (loss)	(176)	170
Weighted average shares outstanding	884,998,791	881,700,165

Income (loss) per share (basic)	(0.20)	0.19

Diluted income (loss) per share:

Net income (loss)	(176)	170
Convertible debt interest	-	2
Net income (loss) adjusted	(176)	172
Weighted average shares outstanding	884,998,791	881,700,165
Dilutive effect of nonvested shares	-	4,938,802
Dilutive effect of convertible debt	-	20,747,141
Number of shares used in calculating income (loss) per share	884,998,791	907,386,108

Income (loss) per share (diluted)	(0.20)	0.19

As of March 31, 2012, there were outstanding stock options exercisable into the equivalent of 23,913,244 common shares. There was also the equivalent of 237,549 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 231,925 for the 2016 bonds. The equivalent common shares outstanding for the convertible debt decreased during the first quarter of 2012 because of the partial exercise by the bond holders of the put option on the 2016 convertible bonds. None of these bonds have been converted to shares during the first quarter of 2012.

11.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at March 31, 2012 and December 31, 2011 are detailed in the table below:

In millions of U.S. dollars	December 31, 2011	Purchase	Sale	Change in fair value included in OCI* for available-for- sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	March 31, 2012
Debt securities issued by the U.S. Treasury	100	-	(100)	-	-	-	-
Debt securities issued by foreign governments	81	-	(81)	-	-	-	-
Fixed rate debt securities issued by financial institutions	27	-	-	-	-	-	27
Senior debt Floating Rate Notes issued by financial institutions	205	-	(84)	3	1	2	127
Total	413	-	(265)	3	1	2	154
*Other Comprehensive Income

All securities are classified as available-for-sale as at March 31, 2012.

Out of the five investment positions in floating-rate notes and fixed rate securities, four securities are in an unrealized loss position, which has been considered as temporary. For all investments, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1.2 years on average and the securities have an average rating of A2/A-, the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

As at December 31, 2011, the Company held $5 million in Euro-denominated senior unsecured bonds issued by Lehman Brothers, for an original investment of Euro 15 million. Those debt securities were sold in the first quarter of 2012, generating a non-operating gain of $1 million and cash proceeds totaling $5 million. The gain was reported on the line “Gain on financial instruments, net” on the consolidated statement of income for the quarter ended March 31, 2012.

The debt securities are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 31, 2012, since they represent investments of funds available for current operations.

12.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

In millions of U.S. dollars	As at March 31, 2012	As at December 31, 2011

Trade accounts receivable	982	1,061
Valuation allowance	(11)	(15)

Total trade accounts receivable, net	971	1,046

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within the ST-Ericsson venture. As at March 31, 2012, $131 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $286 million for the first quarter of 2012, with a financial cost totaling $2 million, reported on the line “Interest expense, net” on the consolidated statement of income for the quarter ended March 31, 2012.

13.	Inventories, Net

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

In millions of U.S. dollars	As at March 31, 2012	As at December 31, 2011

Raw materials	100	105
Work-in-process	998	1,002
Finished products	410	424

Total Inventories, net	1,508	1,531

14.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Wireless Segment (“Wireless”)	Analog, MEMS and Microcontrollers Sector (“AMM”)	Digital Segment (“Digital”)	Total
December 31, 2011	921	95	43	1,059
Foreign currency translation	2	2	1	5
March 31, 2012	923	97	44	1,064

Following the release of ST-Ericsson’s recently announced new strategic plan, the Company performed an impairment test during the first quarter of 2012.  The impairment test performed in the first quarter of 2012, based on the successful execution of this plan, resulted in the fair value of the Wireless business exceeding its carrying value by 99% as determined by the lower of market comparables or discounted cash flows.  The latest five year plan for the Wireless segment is based on the Company’s best estimate about future developments as well as market assumptions.  Furthermore, the Wireless business is currently in a shift from legacy to new products.  Though its path to success is challenging, ST-Ericsson is continuing to focus on securing the successful execution and delivery of its new products to customers while lowering its breakeven point.  In the event of the unsuccessful execution of this plan or in case of a material worsening of business prospects, the value of ST-Ericsson for the Company could decrease to a value significantly lower than its current carrying amount and the Company may be required to take an impairment charge, which could be material.  Further impairment charges could also result from new valuations triggered by changes in the product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to the Company’s current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying the carrying amount.

15.	Other intangible assets

Other intangible assets consisted of the following:

March 31, 2012	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	889	(746)	143
Contractual customer relationships	488	(183)	305
Purchased software	408	(302)	106
Construction in progress	40	-	40
Other intangible assets	99	(85)	14
Total	1,924	(1,316)	608

December 31, 2011	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	882	(723)	159
Contractual customer relationships	488	(171)	317
Purchased software	358	(291)	67
Construction in progress	87	-	87
Other intangible assets	99	(84)	15
Total	1,914	(1,269)	645

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense for the first quarter of 2012 was $44 million and the estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2012	140
2013	121
2014	94
2015	57
2016	51
Thereafter	145
Total	608

16.	Long-Term Investments consisted of the following:

Long-term investments consisted of the following:

	March 31,	December 31,
	2012	2011
Equity-method investments	103	94
Cost-method investments	13	27

Total	116	121

Equity-method investments as at March 31, 2012 and December 31, 2011 were as follows:

In millions of U.S. dollars, except percentages	March 31, 2012		December 31, 2011
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	12	49.0%	16	49.0%
3Sun S.r.l.	91	33.3%	78	33.3%

Total	103		94

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson Holding AG was merged into ST-Ericsson AT SA. In the first three months of 2012, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $4 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity-method investment that amounted to $12 million as at March 31, 2012.  The Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. The Company has not provided additional financial support in the first quarter of 2012 and currently has no requirement or intent to provide further financial support to JVD.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a variable interest entity. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method.  In the first quarter of 2012, the Company participated for Euro 10 million in 3Sun’s capital increase. The line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $3 million related to 3Sun.  The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $91 million, a shareholder’s loan amounting to $18 million as at March 31, 2012 and under certain conditions, to participate in a share capital increase or shareholder loans up to EUR 14 million.

Cost-method investments as at March 31, 2012 are equity securities with no readily determinable fair value. It includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2012 and currently has no requirement or intent to provide further financial support to the joint venture.

17.	Other Non-current Assets

Other non-current assets consisted of the following:

In millions of U.S. dollars	As at March 31, 2012	As at December 31, 2011

Available-for-sale equity securities	10	9
Held-for-trading equity securities	7	7
Long-term State receivables	357	366
Long-term receivables from third parties	-	12
Prepaid for pension	1	1
Deposits and other non-current assets	45	37

Total	420	432

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

18.	Long-term debt

Long-term debt consisted of the following:

In millions of U.S. dollars	March 31, 2012	December 31, 2011

Funding program loans from European Investment Bank:
0.51% due 2014, floating interest rate at Libor + 0.017%	60	60
0.59% due 2015, floating interest rate at Libor + 0.026%	37	37
0.60% due 2016, floating interest rate at Libor + 0.052%	78	97
0.79% due 2016, floating interest rate at Libor + 0.317%	129	129
0.74% due 2016, floating interest rate at Libor + 0.213%	143	143
Other funding program loans:
0.53% (weighted average), due 2012-2018, fixed interest rate	10	10
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	14	-
Capital leases:
4.39% (weighted average), due 2012-2017, fixed interest rate	9	9
Senior Bonds:
1.26%, due 2013, floating interest rate at Euribor + 0.40%	467	453
Convertible debt:
1.5% convertible bonds due 2016	6	221
Total long-term debt	953	1,159
Less current portion (excluding short term borrowings of $489 million as at March 31, 2012 and $400 million as at December 31, 2011)	(587)	(333)
Total long-term debt, less current portion	366	826

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. On February 23, 2011, certain bond holders exercised their first put option and redeemed for cash around 41 thousand bonds corresponding to $45 million principal amount and a total cash consideration of $44 million. In 2011, the Company repurchased around 290 thousand bonds corresponding to $318 million principal amount for a total consideration of $314 million, realizing a gain on the repurchase of $4 million. On February 23, 2012, certain bond holders exercised their second put option and redeemed for cash around 190 thousand bonds corresponding to $210 million principal amount and a total cash consideration of $208 million, which generated a gain of $2 million, reported on the line “Gain on financial instruments, net” on the consolidated statement of income for the quarter ended March 31, 2012. Additionally, in the first quarter of 2012, the Company repurchased around 5 thousand bonds corresponding to $5 million principal amount for a total consideration of $5 million. The repurchased bonds have been cancelled in accordance with their terms. The total of bonds outstanding  represent approximately 0.5% of the total amount originally issued. On March 28, 2012, the Company published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which will be redeemed on May 10, 2012.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. In  2011 the Company repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms.

19.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of March 31, 2012, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Service cost	(10)	(8)
Interest cost	(10)	(8)
Expected return on plan assets	5	5
Amortization of actuarial net (loss) gain	(3)	(1)
Net periodic benefit cost	(18)	(12)

	Other long-term benefits
	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Service cost	(1)	(1)
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2012 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2011.

20.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2011, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend totaled $88 million and was paid in the first quarter ended March 31, 2012.

21.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of March 31, 2012, 17,360,457 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 4,948 shares in the first quarter of 2012.

As of March 31, 2012, the Company owned a number of treasury shares equivalent to 25,559,763.

22.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain tax position to be recognized only if it is more likely than not, or 50 percent assured, that the tax position will be sustained upon examination by the taxing authorities. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.  Except for the foreign currency exchange impact, there was no major change in the amount of unrecognized tax benefits during the first three months of 2012 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 31, 2012 and December 31, 2011 and in the consolidated statements of income for the first quarter of 2012 and 2011 are not material.

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with NXP

The Company announced that, on April 5, 2012, it has been ordered to pay approximately $59 million to NXP Semiconductors Netherlands B.V. (“NXP”), following an award from an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”), which, as of March 31, 2012, was booked as current liability. The award concerns a dispute between the Company and NXP and relates to a claim brought by NXP against the Company for underloading charges to be included in the price of wafers which NXP supplied to the Company’s wireless joint venture from October 1, 2008 until December 31, 2009.

The Company is also involved in a second arbitration against NXP where it is a claimant before the same ICC Tribunal for compensation relating to the detriment caused by NXP’s failure to timely disclose certain information as well as for inventory which the Company considers has not effectively been contributed by NXP to the joint venture in accordance with contractual requirements. A hearing for this second arbitration is scheduled in June 2012 with a final decision expected during the following twelve months.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties.  During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

The District Court proceedings have recently been revived in California and a trial has been tentatively scheduled for April 2014. Pursuant to these proceedings, Tessera may continue to seek an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired.

Litigation with Rambus

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus.  The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same.  The complaint further seeks a cease and desist order directing the Company and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents.  On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint.  The Company filed its response to the complaint on February 1, 2011.  A trial was held before the ITC from October 11, 2011 until October 20, 2011.  On March 2, 2012, the ITC issued an Initial Determination ruling that the Company, along with its other co-defendants, did not violate the five patents asserted by Rambus. The ITC’s Final Determination is expected on or before July 5, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against the Company in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents.  On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus patent infringement claims pending completion of the aforementioned ITC proceedings.  The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents.  No trial date has yet been set.  The Company intends to vigorously defend its rights and position in these matters.

Following a request made in March 2011, the Company has been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing the Company to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against the Company, should the Company decide to enter into such a license.

Litigation with Caltech

On May 1, 2012, the California Institute of Technology (“Caltech”) filed a complaint with the ITC against the Company and certain of its customers seeking the opening by the ITC of an investigation into the importation into the U.S. of certain CMOS image sensor products which allegedly infringe three Caltech patents.  These proceedings follow a lawsuit filed in Federal Court (Los Angeles and Orange County) by Caltech against the Company claiming infringement of various patents including the three patents now put forward by Caltech before the ITC by the Company’s image sensor products.  The Company intends to vigorously defend its rights and position in these matters.

The pending litigation proceedings which the Company faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

Other Contingencies

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of the Company’s facility in Catania, Italy (the “M6 Plant”).  Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if the Company made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, the Company recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date.  The M6 Plant and the Contratto di programma have been transferred to Numonyx, which would benefit from future M6 grants linked to the completion of the M6 Plant and assume related responsibilities.

Under a Memorandum of Understanding dated July 30, 2009, a revision of the Contratto di Programma was foreseen replacing the M6 plant investment by two separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field by the Company with Enel and Sharp. In particular, as part of the joint venture in the photovoltaic field with Enel and Sharp, the Company reacquired the M6 plant from Numonyx and contributed to the new joint venture 3Sun, which in turn was making the necessary investments to convert industrial destination of M6 from production of memories semiconductors to production of photovoltaic panels up to a capacity of 240 MW/year. On July 22, 2010, CIPE (Comitato Interministeriale Programmazione Economica) approved the first step of the 3Sun project granting €49 million in funding and formal approval by the European Commission was received on April 5, 2011.

On September 13, 2011, a monitoring of the M6 investment and the related benefits was launched by the European Commission, requesting information about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities provided detailed feedback on October 7, 2011, including the history of the investment made and the motivation of the state aid granted.  The European Commission requested further information from the Italian authorities on January 19, 2012, about the formal interpretation related to the definition of “investment activation” and its application to the M6 case. In the event of an adverse determination by the European Commission, the Company could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant. The Company believes it has fulfilled all requirements associated with the grants.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of March 31, 2012, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Company estimates possible losses on claims and legal proceedings to be between $10 to $45 million.

23.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or supervised by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a portion of its research and development expenses.

These derivative instruments are reflected at fair value in the consolidated balance sheets. They are designated as and qualify for cash flow hedge. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Swedish krona/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the option. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of  equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 31, 2012, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish krona-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	274	379
Currency options	6	7
Currency collars	208	380

In millions of Swedish krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	908	-

Interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Other market risk

As part of its ongoing investing and financing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 31, 2012 and December 31, 2011 is presented in the table below:

In millions of U.S. dollars	As at March 31, 2012		As at December 31, 2011
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:

Foreign exchange forward contracts	Other current assets	16	Other current assets	-
Currency collars	Other current assets	3	Other current assets	1

Total derivatives designated as a hedge		19		1

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	4	Other current assets	1
Total derivatives not designated as a hedge:		4		1

Total Derivatives		23		2

In millions of U.S. dollars	As at March 31, 2012		As at December 31, 2011
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:

Foreign exchange forward contracts	Other payables and accrued liabilities	(12)	Other payables and accrued liabilities	(39)
Currency collars	Other payables and accrued liabilities	(6)	Other payables and accrued liabilities	(29)
Total derivatives designated as a hedge		(18)		(68)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(7)
Total derivatives not designated as a hedge:		(1)		(7)
Total Derivatives		(19)		(75)

The effect on the consolidated statements of income for the three months ended March 31, 2012 and April 2, 2011, respectively, and on the Other comprehensive income (loss) (“OCI”) as reported in the statements of equity as at March 31, 2012 and December 31, 2011 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended
	March 31, 2012	December 31, 2011		March 31, 2012	April 2, 2011
Foreign exchange forward contracts	2	(16)	Cost of sales	(3)	11
Foreign exchange forward contracts	-	(2)	Selling, general and administrative	-	2
Foreign exchange forward contracts	1	(20)	Research and development	(5)	13
Currency options	-	(2)	Cost of sales	(1)	(1)
Currency options	-	(1)	Research and development	(1)	-

Currency collars	(3)	(19)	Cost of sales	(5)	-
Currency collars	(1)	(3)	Selling, general and administrative	(1)	-
Currency collars	(1)	(8)	Research and development	(3)	-
Contingent zero-cost collars	-	-	Gain (loss) on financial instruments, net	-	7

Total	(2)	(71)		(19)	32

A total $2 million loss deferred as at March 31, 2012 in OCI is expected to be reclassified as earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first quarters of 2012 and 2011. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three months ended March 31, 2012 and April 2, 2011 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain recognized in earnings
		Three months ended
		March 31, 2012	April 2, 2011
Foreign exchange forward contracts	Other income and expenses, net	5	32
Total		5	32

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

24.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at March 31, 2012:
		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Input (Level 3)
Description	March 31, 2012
In millions of U.S. dollars
Euro-denominated Fixed rate debt securities issued by financial institutions	27	27	-	-
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	59	59	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	68	68	-	-
Equity securities classified as held-for-trading	7	7	-	-
Equity securities classified as available-for-sale	10	10	-	-
Derivative instruments designated as cash flow hedge	1	-	1	-
Derivative instruments not designated as a hedge	3	-	3	-
Total	175	171	4	-

The table below details assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011:
		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	100	100	-	-
Debt securities issued by foreign governments	81	81	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	5	-	5	-
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	93	93	-	-
Euro-denominated Fixed rate debt securities issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	107	107	-	-
Equity securities classified as available-for-sale	9	9	-	-
Equity securities held-for-trading	7	7	-	-
Derivative instruments designated as cash flow hedge	(67)	-	(67)	-
Derivative instruments not designated as a hedge	(6)	-	(6)	-
Total	356	424	(68)	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at March 31, 2012 and December 31, 2011.

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and April 2, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	82

Other-than-temporary impairment charge on Senior debt Floating Rate Notes issued by Lehman Brothers included in earnings on the line “Other-than-temporary impairment charge on financial assets”	(5)
Transfer of Senior debt Floating Rate Notes issued by Lehman Brothers to Level 2 fair value hierarchy	(5)
Change in fair value of Auction Rate Securities	5
April 2, 2011	77

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at March 31, 2012:
		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 31, 2012

Investments in equity securities carried at cost	13	-	-	13
Assets held for sale	22	-	22	-
Total	35	-	22	13

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at December 31, 2011:
		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011

Investments in equity securities carried at cost	27	-	-	27
Assets held for sale	28	-	28	-
Total	55	-	28	27

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and March 31, 2012 is presented as follows:
In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2012	27
Sale of Paratek investment	(15)
Investment in equity securities carried at cost	1
March 31, 2012	13

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and April 2, 2011 is presented as follows:
In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	28
Investments in equity securities carried at cost
April 2, 2011	28

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at March 31, 2012 and as at December 31, 2011, including the corresponding fair value hierarchy level:

	As at March 31, 2012		As at December 31, 2011
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	480	479	485	485
- Senior Bonds	467	467	453	452
- Convertible debt	6	6	221	218
Total	953	952	1,159	1,155

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 31, 2012

Bank loans (including current portion)	479	-	479	-
Senior Bonds	467	467	-	-
Convertible debt	6	6	-	-
Total	952	473	479	-

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of March 31, 2012.

	March 31, 2012
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	127	(3)	127	(3)
Total	-	-	127	(3)	127	(3)

The table below details securities that were in an unrealized loss position as at April 2, 2011.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of April 2, 2011.

	April 2, 2011
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	215	(3)	215	(3)
Total	-	-	215	(3)	215	(3)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relied until December 31, 2010 on information received from a major credit rating entity based on historical recovery rates.  In the first quarter of 2011, new information was publicly released about the Lehman Brothers Holding Inc. liquidation process, the announcement by Lehman Brothers Holdings Inc. that it would seek approval of its reorganization plan and recent settlement negotiations between large bondholders and the liquidators. Based on these new facts and circumstances, the Company reassessed fair value measurement from a Level 3 fair value measurement hierarchy to a Level 2, since fair value of Lehman Brothers Senior debt floating rate notes was based on expected recovery rates from the proposed reorganization plan, as reflected by values observed on open markets.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments. For shares on which a sale restriction is attached, the market price is discounted in order to reflect such restriction.

Equity securities held-for-trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

25.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

As of January 1, 2012, the Company changed the segment organization structure. The current organization is as follows:

•	Automotive Segment (APG);

•	Digital Segment, consisting of two product lines:

o	Digital Convergence Group (DCG); and

o	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:

o	Analog, MEMS & Sensors (AMS);

o	Industrial & Power Conversion (IPC); and

o	Microcontrollers, Memories & Secure MCUs (MMS).

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

o	Entry Solutions and Connectivity (ESC);

o	Smartphone and Tablet Solutions (STS);

o	Modems (MOD); and

o	Other Wireless, in which the Company reports other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, the Company has restated its results from prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The Company believes that the restated 2011 presentation is consistent with 2012 and is using these comparatives when managing its segments.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Net revenues by product segment:
Automotive (“APG”)	391	433
Digital	336	488
Analog, MEMS and Microcontrollers (“AMM”)	758	886
Power Discrete Products (“PDP”)	233	333
Wireless	290	384
Others(1)	9	11
Total consolidated net revenues	2,017	2,535

(1)	Includes revenues from the sales of Subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line:

	Three months ended
In millions of U.S dollars	March 31, 2012	April 2, 2011

Net revenues by product lines:
Automotive (“APG”)	391	433
Digital Convergence Group (“DCG”)	208	316
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	128	172
Digital	336	488
Analog, MEMS & Sensors (“AMS”)	301	347
Industrial & Power Conversion (“IPC”)	182	220
Microcontrollers, Memories & Secure MCUs (“MMS”)	275	319
Analog, MEMS and Microcontrollers (“AMM”)	758	886
Power Discrete Products (“PDP”)	233	333
Entry Solutions & Connectivity (“ESC”)	26	190
Smartphone and Tablet Solutions (“STS”)	245	171
Modems (“MOD”)	19	23
Wireless	290	384
Others	9	11
Total consolidated net revenues	2,017	2,535

Operating income (loss) by product segment:

	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Operating income (loss) by product segment:
Automotive (“APG”)	37	60
Digital	(38)	45
Analog, MEMS and Microcontrollers (“AMM”)	99	177
Power Discrete Products (“PDP”)	(6)	50
Wireless	(293)	(180)
Total operating income (loss) of product segments	(201)	152
Others(1)	(151)	(34)
Total consolidated operating income (loss)	(352)	118
(1)
Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs, the NXP arbitration award and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended
In millions of U.S. dollars	March 31, 2012	April 2, 2011

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	(201)	152
Strategic and other research and development programs	(2)	(4)
Phase-out and start-up costs	-	(7)
Impairment, restructuring charges and other related closure costs	(18)	(24)
Unused capacity charges	(71)	(2)
NXP Arbitration award	(54)	-
Other non-allocated provisions(1)	(6)	3
Total operating loss Others	(151)	(34)
Total consolidated operating income (loss)	(352)	118

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 8, 2012	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board